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TANNER

Accountants & Advisors

ANGEL STUDIOS

ANGEL STUDIOS, INC.

Consolidated Financial Statements
As of December 31, 2022 and 2021
and For the Years Then Ended

Together with Independent Auditors' Report



TANNER

Report of Independent Public Accounting Firm

To the Board of Directors and Management of
Angel Studios, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Angel Studios, Inc. and subsidiaries (collectively, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tanner LLC

We have served as the Company's auditor since 2016.
Salt Lake City, Utah
April 28, 2023

Consolidated Balance Sheets

	As of December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 10,721,628	$ 24,258,513
Accounts receivable	7,189,526	10,440,538
Physical media inventory	500,680	1,869,913
Notes receivable, current	2,189,596	1,357,117
Prepaid expenses and other	1,620,547	3,706,963
Total current assets	22,221,977	41,633,044
Certificate of deposit	154,187	152,273
Property and equipment, net	1,331,647	714,307
Content, net	1,227,675	798,014
Intangibles, net	2,060,139	2,133,089
Digital assets, net	2,846,825	7,912,238
Investments in affiliates	2,773,399	957,811
Notes receivable, net of current portion	4,743,695	4,962,617
Operating lease assets	1,952,890	-
Other long-term assets	74,924	45,095
Total assets	$ 39,387,358	$ 59,308,488
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,018,843	$ 1,266,833
Accrued expenses	6,894,779	16,484,098
Note payable	2,000,000	-
Current portion of operating lease liability	652,265	-
Deferred revenue	633,635	1,682,116
Current portion of accrued settlement costs	230,005	208,373
Total current liabilities	11,429,527	19,641,420
Accrued settlement costs, net of current portion	4,625,854	4,855,859
Operating lease liability, net of current portion	1,330,815	-
Deferred tax liability, net	-	434,946
Total liabilities	17,386,196	24,932,225
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value, 85,000,000 and 85,000,000 shares authorized, respectively; 24,272,281 and 24,699,664 shares issued and outstanding, respectively	24,272	24,699
Additional paid-in capital	41,215,939	39,538,876
Accumulated deficit	(19,239,049)	(5,187,312)
Total stockholders' equity	22,001,162	34,376,263
Total liabilities and stockholders' equity	$ 39,387,358	$ 59,308,488

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	For the Years Ended December 31,	
	2022	**2021**
Revenues, net	$ 75,516,562	$ 122,793,064
Operating expenses:		
Cost of revenues	40,392,001	77,129,092
Selling and marketing	19,257,984	15,940,749
General and administrative	12,049,547	11,770,089
Research and development	12,345,518	4,939,002
Write-down of digital assets	5,065,413	2,737,658
Legal expenses	802,044	585,444
Total operating expenses	89,912,507	113,102,034
Operating income (loss)	(14,395,945)	9,691,030
Other income (expense):		
Gain on disposal of business	-	8,275,272
Interest expense	(694,374)	(514,385)
Interest income	614,426	485,873
Total other income (expense), net	(79,948)	8,246,760
Income (loss) before income tax provision (benefit)	(14,475,893)	17,937,790
Income tax provision (benefit)	(765,185)	819,179
Net income (loss)	$ (13,710,708)	$ 17,118,611
Net income (loss) per common share - basic	$ (0.565)	$ 0.755
Net income (loss) per common share - diluted	$ (0.533)	$ 0.702
Weighted average common shares outstanding - basic	24,264,683	22,671,810
Weighted average common shares outstanding - diluted	25,703,235	24,397,122

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2022 and 2021

	Common Stock							
	Class A Shares	Class B Shares	Class C Shares	Class F Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2020	18,255,976	3,313,335	-	-	$ 21,569	$ 13,563,758	$ (15,340,915)	$ (1,755,588)
Stock options exercised	1,136,696	-	-	-	1,137	477,309	-	478,446
Issuance of common stock, net of issuance costs of $388,665	1,962,573	561,745	456,364	-	2,981	26,785,724	-	26,788,705
Transfer of Common stock	(52,056)	-	52,056	-	-	-	-	-
Repurchase of Common stock	(460,962)	(526,063)	-	-	(988)	(1,818,510)	(6,965,008)	(8,784,506)
Stock-based compensation expense	-	-	-	-	-	530,595	-	530,595
Net income	-	-	-	-	-	-	17,118,611	17,118,611
Balance as of December 31, 2021	20,842,227	3,349,017	508,420	-	$ 24,699	$ 39,538,876	$ (5,187,312)	$ 34,376,263
Stock options exercised	77,012	-	-	-	77	258,778	-	258,855
Transfer of Common stock	(9,912,072)	-	-	9,912,072	-	-	-	-
Repurchase of Common stock	(48,002)	(29)	(456,364)	-	(504)	(85,684)	(341,029)	(427,217)
Stock-based compensation expense	-	-	-	-	-	1,503,969	-	1,503,969
Net loss	-	-	-	-	-	-	(13,710,708)	(13,710,708)
Balance as of December 31, 2022	10,959,165	3,348,988	52,056	9,912,072	$ 24,272	$ 41,215,939	$ (19,239,049)	$ 22,001,162

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ (13,710,708)	$ 17,118,611
Adjustments to reconcile net income (loss) to net cash		
and cash equivalents provided by (used in) operating activities:		
Depreciation and amortization	665,920	303,706
Amortization of operating lease assets	453,996	-
Stock-based compensation expense	1,503,969	4,592,235
Investments in affiliates gain	(67,608)	(12,551)
Impairment of digital assets	5,065,413	2,737,658
(Gain) on disposal of business	-	(8,275,272)
Change in deferred income taxes	(434,946)	434,946
Change in operating assets and liabilities:		
Accounts receivable	3,251,012	(9,235,018)
Physical media inventory	1,369,233	(1,084,025)
Prepaid expenses and other assets	2,056,587	(3,139,659)
Content	(504,609)	(820,788)
Deposits	-	(5,500)
Certificate of deposit	(1,914)	(1,139)
Accounts payable and accrued expenses	(9,837,309)	12,508,233
Deferred revenue	(1,048,481)	141,993
Operating Lease Liabilities	(423,806)	-
Net cash and cash equivalents provided by (used in) operating activities	(11,663,251)	15,263,430
Cash flows from investing activities:		
Purchases of property and equipment	(1,135,362)	(780,435)
Purchases of intangible assets	-	(2,188,489)
Investments in affiliates	(1,747,980)	(945,260)
Issuance of note receivable	(3,392,877)	(1,660,891)
Repayments of note receivable	2,779,320	846,318
Disposition of business	-	(880,787)
Net cash and cash equivalents used in investing activities	(3,496,899)	(5,609,544)
Cash flows from financing activities:		
Exercise of stock options	258,855	478,446
Repayment of accrued settlement costs	(208,373)	(188,775)
Receipt of notes payable	2,000,000	-
Issurance of common stock	-	12,465,834
Repurchase of common stock	(427,217)	(8,784,506)
Equity financing fees	-	(388,664)
Net cash and cash equivalents provided by financing activities	1,623,265	3,582,335
Net increase (decrease) in cash and cash equivalents	(13,536,885)	13,236,221
Cash and cash equivalents at beginning of year	24,258,513	11,022,292
Cash and cash equivalents at end of year	$ 10,721,628	$ 24,258,513
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 498,769	$ 518,368
Cash paid (refunded) for income taxes	(2,078,744)	2,350,000
Supplemental schedule of noncash financing activities:		
Class C share stock issuance	$ -	$ 4,061,640
Operating lease obligtions incurred to obtain operating lease assets	2,406,886	-

Notes to Consolidated Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation
The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Skip TV Holdings, LLC, (a Utah limited liability company organized on September 15, 2020 and sold in March 2021), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021), Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019), Angel Acceleration Fund Management, LLC (A Delaware limited liability company organized on July 15, 2022), and Angel Acceleration Fund GP, LLC (A Delaware limited liability company organized on June 17, 2022) (collectively, the Company). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company's mission is to share stories with the world that amplify light. This is done by aligning the Company's interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Principles of Consolidation
The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, the period of use for capitalized content production costs, intangible assets, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk
The Company's cash is held in non-interest-bearing and interest-bearing accounts that may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank (SVB), where the Company held a portion of their cash and cash equivalents. The Federal Reserve subsequently announced that account holders would be made whole, and the Company once again received access to all of their cash and cash equivalents. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that the Company may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on the Company's ability to pay its operational expenses or make other payments, which could adversely affect the business.

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment of a portion of its cash in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in bitcoin under this policy as of December 31, 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. The Company recorded an impairment of $5,065,413 and $2,737,658 on the digital assets during the years ended December 31, 2022 and 2021, respectively.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2022	2021
Vendor A	41%	59%
Vendor B	13%	17%

No individual customers had revenues that were 10% or more of total revenues for the years ended December 31, 2022 and 2021.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2022, and 2021, these cash equivalents consisted of money market accounts.

Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer's financial position, age of the customer's receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received.   The allowance for doubtful accounts receivable was $0 as of December 31, 2022 and 2021.

Physical Media Inventory
Physical media inventory consists of Apparel, DVD's, Blu-ray's, books, and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of December 31, 2022 and 2021.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statements of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Impairment of Long-Lived Assets

No significant write-downs occurred during the years ended December 31, 2022 and 2021.

Investments in Affiliates

Investments in affiliates represent the Company's investments in a noncontrolling interest real estate joint venture. The Company's investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities ("VIE") in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company's ownership interest in the earnings of the VIE.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

> *Filtering Subscription Revenue*
> Prior to the sale of VidAngel (see Note 6), the Company offered subscriptions to use its proprietary content filtering technology in conjunction with many of today's popular streaming services for a monthly fee. Customers subscribe for this service online through the Company's website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to its patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators licensed original content and related merchandise. Digital delivery represents streaming-based delivery of content via the Company's platforms. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to pay for and watch certain content as part of a theatrical release. Revenue from these events are recognized at a point in time – when the theatrical showing actually takes place.

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company's content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company's content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company monthly reports of the Company's revenue.

The following table presents the Company's revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2022		2021
Over time revenue	$	1,589,314	$ 1,208,979
Point in time revenue		73,927,248	121,584,085
Total revenues, net	$	75,516,562	$ 122,793,064

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 10). The related expense is recorded in the statements of operations over the period of service.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $15,797,870 and $12,786,623 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Operating Leases

In February 2016, the FASB issued ASU No. 2016-02 to replace existing lease guidance with ASC 842, Leases. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, measured on a discounted basis, and a right-of-use-asset. The accounting for lessors is largely unchanged. The Company adopted this standard on January 1, 2022.

The Company leases several office spaces which are accounted for as operating leases. Lease payments are due monthly and are based on the fixed terms in the leases. During the course of adopting ASC 842, the Company applied various practical expedients including:

- The package of practical expedients (applied to all leases) that allowed lessees and lessors not to reassess:
    - whether any expired or existing contracts are or contain leases,
    - lease classification for any expired or existing leases
    - whether initial direct costs for any expired or existing leases qualify for capitalization under ASC 842

- The transition practical expedient for lessees that allowed businesses to not separate lease and non-lease components. The Company applied the practical expedient to all classes of underlying assets when valuing right-of-use assets and lease liabilities.

The Company applied the modified retrospective method of adoption and elected to continue to apply the guidance in ASC 840 Leases to the comparative periods presented in the year of adoption. Under this transition method, the Company applied the transition provisions starting at the date of adoption. The cumulative effect of the adoption of ASC 842 on the January 1, 2022 consolidated balance sheets was as follows:

	Balance at December 31, 2021	Adjustments due to ASC 842	Balance at January 1, 2022
Assets			
Operating lease assets	$ —	$ 795,623	$ 795,623
Liabilities			
Current portion of long-term lease liability	$ —	$ (348,750)	$ (348,750)
Long-term lease liability, net of current portion	$ —	$ (446,873)	$ (446,873)

The primary impact of adoption was due to the recognition of a right of use asset and lease liabilities for an office lease.

2. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2022	2021
Computer equipment	$ 1,074,823	$ 644,869
Production equipment	251,392	246,639
Leasehold improvements	589,338	238,280
Furniture and fixtures	338,134	190,801
Warehouse equipment	57,936	25,478
Computer software	242,810	73,004
	2,554,433	1,419,071
Less accumulated depreciation and amortization	(1,222,786)	(704,764)
	$ 1,331,647	$ 714,307

Depreciation and amortization expense on property and equipment for the years ended December 31, 2022 and 2021 was $518,022 and $225,532, respectively. During 2021, the company wrote-off approximately $13,507 in assets that were either fully depreciated or sold as part of the VidAngel disposition.

3. Content assets

Content consisted of the following as of December 31:

	2022	2021
Content	$ 1,325,397	$ 820,788
Less accumulated amortization	(97,722)	(22,774)
	$ 1,227,675	$ 798,014

Amortization expense on content for the years ended December 31, 2022 and 2021 was $74,948 and $22,774, respectively.

4. Intangible assets

Intangible assets consisted of the following as of December 31:

	2022	2021
Domain names	$ 2,188,489	$ 2,188,489
Less accumulated amortization	(128,350)	(55,400)
	$ 2,060,139	$ 2,133,089

Amortization expense on intangible assets for the years ended December 31, 2022 and 2021 was $72,950 and $55,400, respectively.

5. Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statements of operations and an accrued settlement cost on the consolidated balance sheets for $5,297,359 as a result of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 during the year ended December 31, 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of December 31, 2022, and 2021, the outstanding balance on the consolidated balance sheets is $4,855,859 and $5,064,232, respectively.

If the Company does not have any uncured payment faults and does not default on their settlement promises through October 2023, the Company can elect to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option through October 2025.

The following table summarizes the scheduled maturities of short-term and long-term notes for the five years subsequent to December 31, 2022:

Year Ending December 31:		Amount
2023	$	230,005
2024		253,882
2025		280,238
2026		309,331
2027		341,443
Thereafter		3,440,960
	$	4,855,859

6. Disposition of Business

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company's content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligations under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of December 31, 2022, and 2021, the outstanding balance on the consolidated balance sheets is $4,962,617 and $5,160,950, respectively.

During 2021, the company recognized a gain on the disposal of the business of $8,275,272 as follows:

Assets and liabilities sold:		
Movie inventory	$	(40,000)
Deposits		(32,915)
Fixed assets		(6,008)
Deferred revenue		3,941,639
		3,862,716
Cash paid		(880,787)
Deferred consideration as notes receivable		5,293,343
Total gain	$	8,275,272

7. Notes receivable

In addition to the notes receivable discussed in Note 6 above, the Company enters into various notes receivables with filmmakers (the "filmmaker notes receivable") for marketing and other purposes. The terms of these agreements are generally less than one year and non-interest bearing. The total amount of filmmaker notes receivable as of December 31, 2022 and 2021 was $1,970,675 and $1,158,587, which is included in notes receivable, current, on the consolidated balance sheets.

8. Note payable

In November 2022, the Company entered into a print and advertising loan agreement where the Company could draw up to $5,000,000 related to print and advertising expenses incurred during the theatrical release of specific content. The maturity date of the loan is March 31, 2023 and will be payable along with a 10% coupon on the aggregate amount drawn. As of December 31, 2022, the Company had drawn $2,000,000, which is recorded in notes payable on the consolidated balance sheets, and recognized $200,000 of interest expense on the consolidated statements of operations.

9. Commitment and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (a Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company's financial position, results of operations and liquidity. As of April 28, 2023, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

Operating Leases

The Company has several non-cancelable office and warehouse leases that mature between February 28, 2024 and September 30, 2027 with monthly payments that escalates between 3%-5% each year.

The following represents maturities of operating lease liabilities as of December 31, 2022:

Year Ending December 31:		Amount
2023	$	734,890
2024		418,870
2025		364,701
2026		377,100
2027		281,443
Total Lease Payments		2,177,004
Less: Interest		(193,924)
Present value of lease liabilities	$	1,983,080

The weighted average remaining lease terms and interest rates were as follows as of December 31, 2022:

Lease Term and Discount Rate	2022
Weighted Average Remaining Lease Term (years)	
Operating leases	3.97
Weighted Average Discount Rate	
Operating leases	4.60%

Lease expense for operating leases was $538,005 and $393,020 for the years ended December 31, 2022 and 2021, respectively.

Cash payments included in the measurement of operating lease liabilities for the year ended December 31, 2022 was $466,534.

10. Stock Options

The Company's 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 4,587,956 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2022 and 2021. The Board of Directors determines the terms of each grant. Generally, 25% of the options vest on the one-year anniversary of the vesting commencement date, and 1/36 of the remaining options vest each month thereafter. The options typically have a contractual life of ten (10) years. There were 782,298 and 936,101 shares available for grant under the Plan as of December 31, 2022 and 2021, respectively.

Stock-based compensation expense for the years ended December 31, 2022 and 2021 was $1,503,969 and $530,595, respectively. As of December 31, 2022 and 2021, the Company had $1,951,694 and $2,501,080 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.72 and 3.55 years, respectively. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of January 1, 2021	2,039,867	0.39
Granted	2,069,760	5.96
Exercised	(1,108,159)	0.42
Forfeited	(709,840)	3.40
Outstanding as of December 31, 2021	2,291,628	4.47
Granted	431,763	11.95
Exercised	(54,255)	3.34
Forfeited	(349,117)	8.60
Outstanding as of December 31, 2022	2,320,019	5.26

The following summarizes information about stock options outstanding as of December 31, 2022:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
33,311	1.46	$ 0.18	33,311	$ 0.18
10,000	1.84	0.30	10,000	0.30
618,318	6.54	0.32	611,295	0.32
188,500	2.39	0.50	188,500	0.50
49,000	3.56	0.82	49,000	0.82
317,915	8.21	3.42	239,266	3.42
497,526	8.61	8.63	198,246	8.63
243,708	8.84	8.90	72,643	8.90
361,741	9.66	11.95	165,604	11.95
2,320,019	7.45	$ 5.26	1,567,865	$ 3.50

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2022	2021
Risk-free interest rate	2.85% - 3.67%	0.49% - 1.15%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2022 and 2021, the aggregate intrinsic value of options outstanding was $15,510,235 and $24,426,960, respectively. As of December 31, 2022 and 2021, the aggregate intrinsic value of options exercisable was $13,242,315 and $15,328,123, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

11. Common Stock

The Company has authorized capital stock consisting of 85,000,000 shares of common stock, par value $0.001 per share of which 27,500,000 shares have been designated as Class A Common Stock, 4,000,000 have been designated as Class B Common Stock, 38,000,000 have been designated as Class C Common Stock, and 15,500,000 have been designated as Class F Common Stock (collectively, the "Common Stock").

Voting Rights
The holders of each class of Common Stock vote together as a single class. Each outstanding share of Class A Common Stock and Class F Common Stock shall be entitled to five (5) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall be entitled to fifty-five (55) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class C Common Stock shall be entitled to 1 (one) vote on each matter to be voted on by the stockholders of the Company.

Liquidation Rights
The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends
Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available, therefore.

Identical Rights
Holders of Common Stock shall have the same rights and privileges and rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

Voluntary and Automatic Conversion into Class C Common Stock
Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall be convertible into one share of Class C Common Stock at the option of the holder at any time. Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall automatically convert into one share of Class C Common Stock upon certain criteria as defined in the amended and restated certification of incorporation.

Conversion of Class A Common Stock into Class F Common Stock
During 2022, current and prior employees and contractors with shares of Class A common stock elected to convert their Class A common stock into Class F common stock. Class F common stock is exclusively reserved for current and prior employees and contractors of the company. The transfer was made in accordance with the terms of the company's 2014 Stock Incentive Plan, as amended, and articles of incorporation.

The transfer of Class A common stock to Class F common stock has no impact on the overall number of outstanding shares of the company's common stock. However, the transfer will affect the ownership rights and voting power of the respective shareholders.

Income per Share

The following table represents the Company's income per share for the years ending December 31:

		2022		2021
Numerator:				
Net income (loss)	$	(13,710,708)	$	17,118,611
Denominator:				
Weighted average basic shares outstanding		24,264,683		22,671,810
Effect of dilutive shares		1,438,552		1,725,312
Weighted average diluted shares		25,703,235		24,397,122
Basic earnings per share	$	(0.565)	$	0.755
Diluted earning per share	$	(0.533)	$	0.702

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

12. Related-Party Transactions

The Company has a marketing services contract with an entity owned by one or more of the Company's directors, officers, and stockholders. During the years ended December 31, 2022 and 2021, the Company incurred expenses of $1,659,328 and $276,775, respectively, to the related party for marketing services.

As of December 31, 2022 and 2021, the Company had a note receivable to an entity owned by one or more of the Company's directors, officers and stockholders of approximately $60,000 and $0, respectively. During the years ended December 31, 2022 and 2021, the Company also recognized revenue of $45,000 and $90,000, respectively, from this entity for general and administrative services during the year.

On January 2, 2019, the Company sold its wholly owned subsidiary VAS Portal, LLC to a related party for $1. On September 28, 2020, the Company exercised its option to repurchase VAS Portal, LLC from the related party for $1, however, that transaction was not approved by the Financial Industry Regulation Authority, or FINRA. This entity is not consolidated with the Company as of December 31, 2022 and 2021. During 2021, as part of the issuance of Common Stock, the Company paid $250,000 in issuance costs to this related party.

In July 2021, the Company purchased a 50% interest in the entity that owns the building it leases its office space from. Lease payments made during the period of related party ownership was $395,696 and $150,000 for the year ended December 31, 2022 and 2021, respectively.

In July 2022, the Company purchased an 8% interest in an entity partially owned by one or more of the Company's directors, officers, and stockholders for $1,703,141. This entity produces content for the Company's platforms. The total purchase price was $1,747,980. The Company recognized expenses of $52,000 from this entity for marketing services and cost of goods sold during the fiscal year ended December 31, 2022.

13. Income Taxes

The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2022	2021
Federal income tax at statutory rates	$ (3,016,213)	$ 3,766,936
State income tax at statutory rates	(422,908)	718,762
Change in valuation allowance	2,348,227	(3,759,340)
Other	325,709	92,821
	$ (765,185)	$ 819,179

Significant components of the Company's net deferred income tax assets (liabilities) are as follows as of December 31:

	2022	2021
Net operating loss carryforwards	$ 1,044,440	$ -
Depreciation and amortization	(305,337)	(117,969)
Research and development	1,108,958	-
Accruals and reserves	(317,970)	155,009
Deferred gain on sale	(1,101,108)	(1,153,950)
Digital asset impairment	1,919,244	681,964
Valuation allowance	(2,348,227)	-
	$ -	$ (434,946)

As of December 31, 2022, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $4,106,000 which will begin to expire in 2042. The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

14. Subsequent Events

Subsequent events have been evaluated through April 28, 2023, which is the date the consolidated financial statements were available to be issued.

In February 2023, the Company entered into a common stock purchase agreement, under Regulation D, with a third party to acquire 528,914 shares of its Class C common stock for an aggregate amount of $7,500,000 ($14.18 per Class C share). The transaction closed in March 2023.